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                                                                     EXHIBIT 1.3

                                                            Monday, 9 April 2001

                                                           For Immediate Release


          CHINA MOBILE (HONG KONG) LIMITED ANNOUNCED 2000 RESULTS TODAY

China Mobile (Hong Kong) Limited (CMHK) announced its 2000 results today. As at 31 December 2000, the Group had 45.13 million subscribers, representing an increase of 189 per cent. over 1999. Operating revenue was RMB 65 billion, representing an increase of 68 per cent. over last year. EBITDA reached RMB 37.5 billion, representing an increase of 74 per cent. over last year. Net profit (including the operating results of the newly-acquired businesses from 13 November 2000 onwards) and earnings per share were RBM 18 billion and RMB 1.25 (approximately HK$1.18), representing an increase of 276 per cent. and 213 per cent. over last year, respectively.

Assuming that CMHK's existing group structure (including 13 mobile communications operating subsidiaries) has been in place since 1 January 2000, the Group's pro-forma combined operating revenue and EBITDA were RMB92.2 billion and RMB52.56 billion, respectively. After deducting the write-down and write-off for analog assets of approximately RMB1.525 billion and the interest costs for the acquisition financing of approximately RMB750 million and making the associated tax adjustments, the Group's pro-forma combined net profit for 2000 was approximately RMB24.7 billion.

In order to ensure organic growth, CMHK focused on strengthening internal management and improving operating results in 2000. The Group has continued to implement modern corporate management systems and to apply the experience of other successful international mobile telecommunications companies to all the operating subsidiaries. CMHK has implemented a series of measures, which have been beneficial to realising operating synergies among the subsidiaries, enhancing CMHK's corporate value and improving employee productivity, thereby fostering staff loyalty and job satisfaction within CMHK.

CMHK issued new shares and convertible notes in the international capital markets, raising a total of approximately US$7.555 billion in November 2000. Moreover, CMHK raised RMB12.5 billion by way of a syndicated loan for the first time in the mainland, which was the largest syndicated loan ever in Mainland China. With these financings, CMHK successfully acquired from China Mobile Communications Corporation interests in seven mobile communications companies in Beijing, Shanghai, Tianjin, Hebei, Liaoning, Shandong and Guangxi, for a total consideration of approximately US$32.84 billion. The acquisition has significantly expanded the subscriber base and geographical coverage of CMHK's business to a contiguous market covering all coastal provinces, municipalities and autonomous region of Mainland China. CMHK's network in these 13 provinces, municipalities and autonomous region covered almost half of the population in China and CMHK's subscribers accounted for approximately 53 per cent. of all mobile subscribers in China.

In 2000, CMHK started the construction of the CMnet Internet Protocol ("IP") backbone network in the 13 provinces, municipalities and autonomous region serviced by CMHK, on which IP long distance calling services were launched. CMHK also introduced commercial Wireless Applications Protocol ("WAP") services and continued the testing of General Packet Radio Service ("GPRS") technology. The various Short Message Services ("SMS") offered by CMHK's short message platform have been popular with subscribers in China, reflecting promising prospects for wireless data business. To facilitate the development of the wireless data business, CMHK has established a joint-venture Wireless Data Research and Development Centre (ie. Aspire) with Hewlett Packard and other parties, which CMHK believes will help it to build up a leading position in the wireless data telecommunications sector in China. CMHK has also set up a unified wireless data platform and introduced the "Monternet" mobile Internet portal, making CMHK the first mobile service provider in China to combine Internet portal websites and mobile telecommunications services.

CMHK had also made significant efforts in exploring co-operation opportunities internationally. These efforts have led to its Strategic Alliance Agreement with Vodafone. The Company had the honour to have Mr. Chris Gent, the Chief Executive of Vodafone, join the board as an independent non-executive director. This milestone strategic alliance represents a major step forward for CMHK in becoming a world-class, global wireless multimedia services provider. CMHK and Vodafone have started various initiatives in technological and operational co-operation.

CMHK's management believes that there is still substantial development potential for 2G mobile telecommunications services in China given the relatively low penetration rates and feels confident about the future development of CMHK's business. Chairman and CEO of CMHK, Mr. Wang Xiaochu, said that CMHK will continue to emphasize long term and stable development, seeking to not only further expand its subscriber base, but also continue to improve operating efficiency and enhance corporate value. CMHK will endeavour to further develop and enhance a market-oriented management structure and internal management systems, especially human resources management. With respect to business operations, CMHK will further upgrade the quality of its product offerings, providing improved and more personalised services, explore new opportunities and expand the range of Value-Added Services ("VAS"). CMHK will also strengthen its corporate image as a quality mobile telecommunications operator and market leader by adopting a flexible, market-oriented and customer-focused approach. In addition, CMHK will continue to exercise prudence in financial management and pursue strategic investment opportunities.

Mr. Wang Xiaochu also pointed out that, while continuing to enhance CMHK's services to subscribers, the management will, as always, maintain quality fundamentals and commitment to investor transparency, and continue to enhance corporate value in order to generate good returns to its shareholders.

                                      -END-

Media Contact: Mr. Ji Wei and Ms. Rainie Lei (852-3121 8888)